CHINA WOOD, INC.
Daizhuang Industry Zone, Yitang Town
Lanshan District, Linyi City, Shandong
People’s Republic of China 276000

February 11, 2011

VIA EDGAR and FEDERAL EXPRESS
Mr. Edward M. Kelly, Esq., Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:  China Wood, Inc.
        Registration Statement on Form S-1
        Filed November 30, 2010
        File No. 333-170880

Dear Mr. Kelly:

We are in receipt of your comment letter dated December 21, 2010 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

S-1

General

1.
Please disclose the specific factual basis for and the context of all China Wood’s beliefs, understandings, estimates, and opinions. To the extent that China Wood relies on market analyses, please disclose whether the source is publicly available. If the source is unavailable for nominal or no charge, China Wood must provide consent for its use or adopt the information as its own. Also, please provide us with copies of all sources used for disclosure of statistics.

ANSWER:	We have provided sources for all the estimate numbers, beliefs and understanding of our management throughout the prospectus.

2.	Please monitor your requirement to provide updated financial information. Refer to Rule 8-08 of Regulation S-X.

ANSWER:
Pursuant to Rule 8-08 of Regulation S-X, if required financial statements are as of a date 135 days or more before the date a registration statement becomes effective or proxy material is expected to be mailed, the financial statements shall be updated to include financial statements for an interim period ending within 135 days of the effective or expected mailing date. Since China Wood’s financial statement is for the six months ended September 30, 2010, it is still within 135 days of the effective or expected mailing date. We will provide updated financial information in the next amendment.

3.
Please provide a currently dated auditor’s consent with your next amendment. Also, please ensure that the auditors’ consent clearly consents to: the use of their report in the Form S-1, as their report is not incorporated by reference, and the reference to them as “experts.”

ANSWER:	We have filed exhibit 23.1 in this registration statement and have included a currently dated auditors’ consent using the required language.

Registration Statement’s Facing Page

4.	The EDGAR system reflects that China Wood’s primary standard classification code number is 2430. Please revise.

ANSWER:	We have revised the primary standard classification code on the Registration Statement’s Facing Page to reflect the SIC number as 2430.

Outside Front Cover Page

5.
Because there is no current market for China Wood’s securities, please revise the disclosure here, in the plan of distribution section and, as appropriate, throughout the prospectus to clarify that the selling stockholders will sell at a specified fixed price per share until the shares are quoted on the OTC Bulletin Board or other specified market and after that at prevailing market prices or privately negotiated prices. Note that the OTCQB of the Pink Sheet Markets does not satisfy this requirement. See Item 16 of Schedule A to the Securities Act and Item 503(b)(3) of Regulation S-K.

ANSWER:
On the outside front cover page, page 14 in the section titled “Determination of Offering Price” and on page 18 of the section titled “Plan of Distribution”, we have revised our disclosure to state that our selling stockholders will sell at a specified fixed price per share until the shares are quoted on the OTC Bulletin Board or other specified market and after that at prevailing market prices or privately negotiated prices. We have also included language to state that we anticipate applying to be quoted on the OTC Bulletin Board concurrently with this registration statement.

6.	Revise the disclosure in the last sentence of the first paragraph to remove language that suggests that you have already issued the shares that you are registering for resale.

ANSWER:
We have revised our disclosure in the last sentence of the first paragraph of the outside front cover page to more clearly state that “the Shares are being issued to the selling stockholders in a private placement transaction exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended.”

Business Overview, page 1

7.	Please disclose that China Wood was a shell company before the share exchange transaction.

ANSWER:	On page 1, under the Business Overview section, we revised our disclosure to state that we were a development-stage, shell company.

Risk Factors, page 3
Our plans to expand our production capacity … will require capital expenditures in 2010, page 3

8.	To the extent practicable, please quantify China Wood’s anticipated capital expenditures in 2010 for each of the listed items.

ANSWER:
On page 3, under the Rick Factors section, we revised our disclosure to quantify China Wood’s anticipated capital expenditures in 2011 for each of the listed items as follows: “[W]e expect that we need $2 million to acquire forest tracts, $1.5 million to purchase new production equipment, $0.5 million to develop and expand our sales and marketing department, as well as $0.5 million to purchase raw materials for the production.”

Selling Security Holders, page 14

9.	For each selling stockholders that is other than a natural person, please tell us whether any of these selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

●	For each of these selling stockholders that is a broker-dealer, the prospectus should state that the selling stockholder is an underwriter.

●
For each of these selling stockholders that is an affiliate of a broker-dealer, the prospectus should state that (a) the selling stockholder purchased in the ordinary course of business and (b) at the time of the purchase of the securities to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute securities. However, if the selling stockholder cannot provide these representations, then the prospectus should state that the selling stockholder is an underwriter.

Notwithstanding the foregoing, you need not identify as underwriters any broker-dealers and their affiliates who received their securities as compensation for underwriting activities.

ANSWER:	We confirm that none of the selling stockholders, except Newbridge Securities Corporation and its employees, is broker-dealer or an affiliate of a broker-dealer.

Common Stock, page 20

10.	Please disclose whether holders of common stock have cumulative voting rights.

ANSWER:	On page 20 in the section titled “Common Stock”, we have disclosed that the holders of common stock do not have cumulative voting rights.

Description of Business, page 22

11.	Please file each of the agreements that evidence the contractual arrangements that support your organizational structure as set forth on page 22.

ANSWER:	We have filed all the agreements evidence the contractual arrangements that support our organizational structure as set forth on page 22.

12.	Please provide enhanced discussion of your sales and marketing activities.

ANSWER:	We have revised our disclosure on page 26 to more clearly state our sales and marketing activities.

13.
Please provide an enhanced discussion of the effect of existing or probable governmental regulations on the business; methods of distribution for your products. See Item 101(h)(4)(ix) of Regulation S-K.

ANSWER:	We have provided an enhanced discussion of the existing PRC regulations on our business activities.

Overview, page 23

14.
We note your statement relating to balance owed for the acquisition of the land use right in Linyi City and that the RMB 6.6 million will be paid “upon completion of the proposed financing.” Please clarify the reference to “proposed financing” since none is being contemplated by this registration statement and provide an update on the status of the outstanding debt.

ANSWER:	We have deleted above mentioned statement as the acquisition of the land use right did not proceed.

Market Overview, page 25

15.	Please provide an enhanced discussion of the methods of distribution for your products. See Item 101(h)(4)(ii) of Regulation S-K.

ANSWER:	We have revised our disclosure on page 25 under Market Overview to provide a discussion of the methods of distribution for our products.

Raw Material and Major Suppliers, page 26

16.
Please file your agreement with Foshan Nanhai Rianju Construction Co., Ltd. as an exhibit to the registration statement or explain why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

ANSWER:	We have filed our sales contract with Foshan Nanhai Rianju Construction Co., Ltd as Exhibit 10.11 to this registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

General

17.
Please revise to describe the industry-wide factors that management views as most relevant to the company and provide insight into material opportunities, challenges, risks, and material trends and uncertainties that management is concerned with in evaluating the company’s financial condition and operating results. To the extent known, provide insight into challenges, risks, and opportunities of which management is aware and discuss any actions being taken to address the same. Refer in general to SEC Release 33-8350.

ANSWER:
On page 32, we have provided description of various factors that management views as most relevant to the Company and our action being taken to address the challenges, risks and opportunities as discussed.

Overview, page 31

18.
We note your disclosure which indicates you have effectuated a reverse stock split as of the date of your share exchange. It is unclear if you have retroactively adjusted your shares and earnings per share disclosures for all periods presented. Please confirm or otherwise modify your presentation.

ANSWER:	We have retroactively adjusted the shares and earnings per share disclosures for all periods presented on page Q-4.

Results of Operations for the Three Months Ended September 30, 2010 as compared to the Three Months Ended September 30, 2009
Administrative and Other Operating Costs, page 33

19.
The amount that you present as the “Service Fee” for the three months ended September 30, 2010 appears to contain a typo. It appears from the notes to your interim financial statements that the amount should be $369,608 rather than $396,608. Please revise.

ANSWER:
Since the service fee is related to sale, and it is more reasonable to be classified to the selling expense. We have revised the “service fee” for the three months ended September 30, 2010 at the amount 369,608, and reclassified it to the selling expense.

20.
It appears that you have reclassified certain costs in the current period financial statements. Please consider conforming your prior period financial statements to present amounts similarly for comparative purposes.

ANSWER:	We have revised the cost in the current period financial statement s to make it consistent with the prior period financial statements. Please refer to the response of Comment 19.

Results of Operations for the Year Ended March 31, 2010 as compared to the Year Ended March 31, 2009
Administrative and Other Operating Costs, page 37

21.
We note your disclosure which indicates costs such as electricity, water, and insurance increased as a result of increased production. Please explain why these amounts are reflected as administrative costs rather than costs of production. If these costs are not directly related to production, please explain to us how increased production impacts these costs. In addition, please tell us where you have classified electricity and water costs in your interim financial statements for the three and six month periods ended September 30, 2010.

ANSWER:
They are the electricity and water costs for the office usage, which are not directly related to the production, there are mainly two reasons accounted for the increase of electricity and water costs: (a) the unit price of electricity increased by 15% (b) the company bore the electricity and water fee for more staff in this year. Their nature should be classified to staff welfare, but since the amount is immaterial, we did not raise the adjustment.

We have classified electricity and water costs of the management department to the office expense in the interim financial statements for the three and six months periods ended September 30, 2010.

Liquidity and Resources, page 38

22.
Please revise your disclosures regarding the reasons for the changes in operating and investing cash flows. For instance, your cash used in operating activities in 2010 compared to the cash provided by operating activities in 2009 is not explained by your increase in 2010 net income. Further, your tabular presentation depicts cash used in investing activities, but your explanation states that cash was provided by investing activities. Also expand your disclosures to discuss your cash flows from financing activities.

ANSWER:	We have revised the disclosures regarding the reasons for the changes in operating, investing and financing cash flows on page 38.

23.
We note that your disclosures in this section do not appear to address adequately changes in your balance sheet that materially affected your operating cash flows. Please revise the filing to include a discussion of these material changes, including the underlying drivers of the changes during each period presented. In addition, confirm to us that your liquidity and capital resources discussion includes all known trends, events, or uncertainties, which are reasonably likely to impact future liquidity. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

ANSWER:	We have revised the disclosure of the change of balance sheet that materially affected the operating cash flows on Page 38.

Critical Accounting Policies, page 38

24.
It appears that you have intended to provide disclosures of your critical accounting policies in this section. It further appears that you have reiterated the entire accounting policy section disclosed in your financial statement notes. The disclosure of critical accounting policies is intended to convey the accounting policies that require the greatest level of management judgment and subjectivity regarding assumptions used and the sensitivities of such assumptions and judgments. Please modify your disclosures accordingly.

ANSWER:
We have revised the critical accounting policies and disclosed only with those that requires the greatest level of management judgment and subjectivity regarding assumptions used and sensitivities of such assumption and judgments.

25.
We note both in your critical accounting policy discussion and the notes to your interim financial statements that you continue to cite pre-codification accounting literature. Please modify your disclosures to identify the U.S. GAAP literature as identified in the Accounting Standards Codification, which was effective for interim and annual periods beginning after September 15, 2009. For guidance, please refer to the pre-codification standard SFAS 168 which adopted the codification.

ANSWER:
We have revised the disclosures to identify the U.S. GAAP literature as identified in the Accounting Standards Codification, which was effective for interim and annual periods beginning after September 15, 2009.

Interim Financial Statements

General

26.
Please modify your financial statement headers to identify the accounting successor (i.e., Chine Victory) whose financial information is presented. We note you continue to label the interim financial statements as those of Timberjack Sporting Supplies.

ANSWER:
Pursuant to ASC805-40-45-1, consolidated financial statements prepared following a reverse acquisition are issued under the name of the legal acquirer (accounting acquire), in our case, Timberjack Sporting Supplies is the legal acquirer. Therefore we use “Timberjack” as the header of the financial statement.

Consolidated Statement of Cash Flows, page Q-5

27.
Please review and revise your operating cash flow captions to indicate clearly whether or not the change was an increase or decrease. For instance, we note your caption states an “Increase in Accounts Payable.” It appears from your balance sheet that accounts payable have decreased. In other line items instances, you should distinguish when an amount in the most recent period compared to the prior period was an increase or (decrease). For instance, we note accounts receivable appears to have increased in the current period but decreased in the prior period. Please modify your captions accordingly.

ANSWER:	We have modified cashflow captions to indicate clearly whether or not the change was an increase or decrease on page Q-5.

Notes - General

28.	Please modify your dating convention to label consistently the balance sheet information in your footnote tables as at “September 30, 2010” or “September 30, 2009.”

ANSWER:	We have modified the dating convention to label consistently the balance sheet information in the footnote tables as at “September 30, 2010” or “September 30, 2009.”

Note 1 – Organization and Principal Activities, page Q-7

29.
Please expand your disclosures to provide a more robust description of the transaction between Chine Victory and Timberjack Sporting Supplies. Your description should include: a clear determination of the nature of the transaction and the parties involved; and a discussion of your accounting for the transaction and identification of the historical financial information that you have presented, including identification of the accounting acquirer. Please refer to ASC 805-40 for guidance.

ANSWER:
Pursuant to ASC 805-40,we have expanded our disclosure to provide a more robust description of the transaction between Chine Victory and Timberjack Sporting Supplies including a clear determination of the nature of the transaction which is a reverse acquisition on page Q-7 ,  disclosure about the relevant parties involved; and a treatment of the accounting for transaction and identification of the historical financial information that we have presented with an identification of the accounting acquirer.

Note 14 – Income Taxes, page Q-19

30.
It appears Chine Victory was founded in May 2004. It further appears that the company has had at least two years of profitable operations in fiscal years ended March 31, 2010 and 2009. Please clarify when the company will be required to pay taxes to the PRC at both the reduced rate and the full rate. It is unclear why you have not recognized tax expenses in your September 30, 2010 interim period.

ANSWER:
We have revised the income tax disclosure on Page Q-19, only Chan Tseng, the PRC company, is subject to PRC income tax, since Chan Tseng realized pre-tax income of $6,360 for the six months ended September 30, 2010. The Company has paid the income tax but recorded it in the debit side of the tax payable instead of tax expense .The income tax is equal to $6,360*12.5%=$795, since it is immaterial so we did not raise the adjustment and will pay attention to it in the annual audit.

Note 17 – Recently Issued Accounting Standard, page Q-21

31.	It appears that your disclosures refer to accounting standards issued in 2008. Please update your disclosures for more recently issued standards.

ANSWER:	We have updated the disclosure for more recently issued standards on page Q-21.

Audited Financial Statements

General

32.
Please provide audited financial statements of the registrant, China Wood, Inc., with your next amendment. At a minimum, we would expect a balance sheet depicting the initial capitalization of the entity.

ANSWER:
On November 16, 2010, we changed our name from “Timberjack Sporting Supplies, Inc.” to “China Wood, Inc.” and for the audited financial statement of China Wood, Inc. (formerly known as Timberjack Sporting Supplies, Inc.) The audit financial statements have been provided on page F-1 onwards. For the balance sheet of Timberjack depicting the initial capitalization of the entity, please refer to the Form 10-K for the year ended September 30, 2009.

33.
Please refer to Rule 5-04 of Regulation S-X and tell us if you have considered the potential requirement to provide condensed parent only financial information. We note your disclosure which indicates that the majority of your assets are located in China and also your disclosures regarding currency restrictions relative to your operation in the PRC. If you believe such information is unnecessary, please advise.

ANSWER:
The PRC company is operating legally and conforms to the PRC regulation, therefore there is no restriction on the use of the assets and the proceeds generated from the assets. So far we have not noticed any regulations having a restriction on the legally operating assets. Therefore, Rule 5-04 of Regulation S-X is not applicable.

Report of Independent Registered Public Accounting Firm, page F-2

34.	Please provide a dated audit opinion with your next amendment.

ANSWER:	We have provided the dated audit opinion on page F-2.

Note 2 – Summary of Significant Accounting Policies
r) Comprehensive Income, page F-14

35.
Please explain your disclosure which states, “The Company’s comprehensive net income is equal to its net income for all periods presented.” It appears that the company is recognizing foreign currency translation adjustments.

ANSWER:	We have revised the disclosure of comprehensive income on page F-14.

Recent Sales of Unregistered Securities, page II-2

36.
Please provide the date of which 306,428,571 shares of common stock were issued to Viking Investments Group, LLC, and state the value of the services that China Wood received under the consulting agreement. See paragraphs (a) and (c) of Item 701 of Regulation S-K.

ANSWER:
On page II-2 in the section titled “Recent Sales of Unregistered Securities”, we provided the information that Viking Investments Group, LLC were issued the shares on September 30, 2010 and that Viking Investments Group, LLC agreed to provide consulting services and advice regarding conducting a reverse merger and being listed on the over-the-counter Bulletin Board in the United States in exchange for five percent (5%) of the shares outstanding of the public company following the closing of the share exchange and financing.

37.	Please identify the placement agent and the selected dealer placement agent. See Item 701(b) of Regulation S-K.

ANSWER:
On page II-2 in the section titled “Recent Sales of Unregistered Securities”, we identified the placement agent as Newbridge Securities Corporation and the selected dealer placement agent as Bristol Investment Group, Inc.

Undertakings, page II-4

38.	Please include the Rule 430C undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

ANSWER:	On page II-4 in the Undertakings section, we have included the Rule 430C undertaking as required by Item 512(a)(5)(ii).

39.	The undertakings under subparagraph (d) are inapplicable to this offering. Please revise.

ANSWER:	On page II-4 in the Undertakings section, we have removed subparagraph (d) related to the Rule 430A undertaking and replaced it with the Rule 430C undertaking.

Exhibit 5.1

40.	The last paragraph makes reference to “Interests of Named Experts and Counsel” in the registration statement. We are unable to locate the reference to counsel in that section. Please revise or advise.

ANSWER:	We have revised our legal opinion attached as Exhibit 5.1 to remove any reference to us being listed in “Interests of Named Experts and Counsel.”

Exhibit 10.1

41.
China Wood incorporates by reference exhibit 10.1 from its current report on Form 8-K dated September 30, 2010 and filed October 1, 2010. We note that exhibit 10.1 in the Form 8-K omits its Exhibits. Please amend the Form 8-K to include exhibit 10.1 in its entirety.

ANSWER:	We have filed exhibit 10.1 in this registration statement and have included all Schedules and Exhibits.

Exhibit 10.7

42.	The exhibit index lists exhibit 10.7 as “Form of Customer Agreement” but the exhibit is captioned “Form Supplier Agreement.” Please reconcile.

ANSWER:	We have re-filed the corrected Form of Customer Agreement as Exhibit 10.7 to this Registration Statement

Exhibit 10.9

43.
Disclosure in the first paragraph under “Leased Properties” on page 29 in the registration statement states that the lease’s term is eight years, but the exhibit states that the lease’s term is 20 years. Please reconcile.

ANSWER:
The lease is for eight (8) years with an option to renew but not to exceed twenty (20) years. We have made the necessary revisions in the Registration Statement and have revised Exhibit 10.9 to accurately state the term of the lease.

Form 8-K filed on October 1, 2010

44.
We note that exhibits 2.1 and 10.1 omit schedules and the contents of certain exhibits. Please amend the Form 8-K or refile the exhibits with the omitted schedules and exhibits with your amended registration statement. See Item 601(b)(2) of Regulation S-K.

ANSWER:	We have refiled the exhibits 2.1 and 10.1 of the Registration Statement to include schedule and exhibits.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Zhikang Li
Chief Executive Officer and Director